SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to the

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Honorable Emanuel González-Revilla

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

Copies to:

E. Whitney Debevoise Mark H. Stumpf Arnold & Porter LLP 555 12th Street, N.W. Washington, D.C. 20004	Dulcidio De La Guardia Minister of Economy and Finance Ministry of Economy and Finance of the Republic of Panama P.O. Box 2694, Zona 3 Panama, Republic of Panama

*	The Registrant is filing this annual report on a voluntary basis

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) and declared effective as of June 30, 2014 (Registration Statement No. 333-196195) as amended by Amendment No.1 filed on June 30, 2014 (collectively, the “Registration Statement”).

The purpose of this Amendment to the annual report of the Registrant on Form 18-K for the year ended December 31, 2013, as amended, is to file with the Commission: (i) Recent Developments in the Republic of Panama (“Republic”) as of February 19, 2015, included as Exhibit E hereof; and (ii) Amendment No. 2, dated February 13, 2015, to the Fiscal Agency Agreement, dated as of September 26, 1997, as amended by Amendment No. 1 thereto, dated September 4, 2003, between the Republic and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A., formerly known as Chase Manhattan Bank), as Fiscal Agent, included as Exhibit F hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of Panama, Panama, on the 19th day of February, 2015.

REPUBLIC OF PANAMA

By:	/s/ DULCIDIO DE LA GUARDIA
Name:	Dulcidio De La Guardia
Title:	Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.

A:	None

B:	None

*C:	Copy of the 2014 Annual Budget of the Registrant

*D:	Current Description of the Registrant

E:	Recent Developments in the Registrant as of February 19, 2015

F:	Amendment No 2, dated February 13, 2015, to the Fiscal Agency Agreement, dated as of September 26, 1997, as amended by Amendment No. 1 thereto, dated September 4, 2003, between the Republic of Panama and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A., formerly known as Chase Manhattan Bank), as Fiscal Agent

*	Previously filed.